UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              IMC MORTGAGE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44992310-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Stuart D. Marvin
                             5901 East Fowler Avenue
                              Tampa, Florida 33617
                                 (813) 984-8801
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  44992310-1

-------------------------------------------------------------------------------

1.     Name of reporting person
       S.S. or I.R.S. Identification No. of above person

       Neal Henschel
       Social Security #: Not required

-------------------------------------------------------------------------------

2.     Check the appropriate box if a member of a group (See Instructions)

                                                                  (a)    [ ]

                                                                  (b)    [X]

-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

              OO

-------------------------------------------------------------------------------

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization

       United States

-------------------------------------------------------------------------------

       Number of         7.  Sole Voting Power
       Shares                  1,608,775
       Beneficially      8.  Shared Voting Power
       Owned By                -0-
       Each              9.  Sole Dispositive Power
       Reporting               1,608,775
       Person With      10.  Shared Dispositive Power
                               -0-

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         1,787,528

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)
         6.47%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)
       IN

-------------------------------------------------------------------------------

       This Initial Statement on Schedule 13D dated July 24, 1997 is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Neal Henschel (the "Reporting Person").

       Item 1.  Security and Issuer

              This Statement relates to the Common Stock, par value $.01 per share, (the "Common Stock") of IMC Mortgage Company (the "Company"). The address of the principal executive offices of the Company is 5901 East Fowler Avenue, Tampa, Florida 33617.

       Item 2.  Identity and Background.

       (a) Name: Neal Henschel

       (b) Business Address of the Reporting Person:

              National Lending Center, Inc.
              700 West Hillsboro Boulevard, Suite 204
              Deerfield Beach, Florida 33441

       (c)    Occupation of the Reporting Person: Mortgage Loan Purchases and
              Sales

              Name, principal business and address of any corporation or organization in which such employment is conducted:

              National Lending Center, Inc.
              700 West Hillsboro Boulevard, Suite 204
              Deerfield Beach, Florida 33441

       (d) and (e)

              During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       (f) Citizenship of Reporting Person:

              United States

       Item 3. Source and Amount of Funds.

       The Common Stock beneficially owned by the Reporting Person as disclosed on the cover of this Statement was acquired by the Reporting Person and his adult son, Jeffrey M. Henschel, as partial consideration for the merger ("Merger") of National Lending Center, Inc. and its affiliates with and into NLC Holdings, Inc., a wholly-owned subsidiary of the Company. The value of the 1,787,528 shares of Common Stock based on the per share closing price of $17.375 on July 10, 1997 was $31,058,299.

       Item 4. Purpose of Transaction.

       The Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company. Pursuant to the Merger, the Reporting Person and Jeffrey M. Henschel may acquire an undetermined (and presently undeterminable) number of additional shares, respectively, of Common Stock of the Company in consideration for the Merger based on the future performance of the merged entities. Neither the Reporting Person nor Jeffrey M. Henschel has any present intention to effect any of the transactions enumerated in clauses (b) through (j) of Item 4 of Schedule 13D.

       Item 5.  Interest in Securities of the Issuer.

       As of the date of this Statement, the Reporting Person, by virtue of Rule 13d-3 under the Exchange Act, may be deemed to have sole voting and sole dispositive power over 1,608,775 shares of Common Stock of the Company (approximately 5.8% of the total number of shares of Common Stock outstanding as disclosed in the Proxy Statement for the 1997 Annual Meeting of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission) and, by virtue of Rule 13d-5 under the Exchange Act, may be deemed to be the beneficial owner of 178,753 shares of Common Stock of the Company (approximately .65% of the total number of shares of Common Stock outstanding as disclosed in the Proxy Statement for the 1997 Annual Meeting of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission) which are owned by the Reporting Person's adult son, Jeffrey M. Henschel. The Reporting Person does not possess any voting or dispositive power over any of these 178,753 shares of Common Stock of the Company and expressly disclaims beneficial ownerhip of these 178,753 shares. There are no agreements between the Reporting Person and Jeffrey M. Henschel regarding the acquisition, holding, voting or disposing of Common Stock of the Company other than the Merger documents.

       The Reporting Person has not had any transactions in the Common Stock of the Company during the 60 days preceding the date of this Statement.

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Other than as disclosed in this Statement, the Reporting Person is not a party to any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       Item 7.  Material to be Filed as Exhibits.

              None

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 1997                                    /s/ Neal Henschel
                                                        -----------------
                                                        Neal Henschel